metabolic

RECEIVED

2007 SEP 14 A 10: 41

07026666

SUPPL

17 August, 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

EXPRESS POST

Dear Sir/Madam,

Re: Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	To:	Title	No of Pages
28 August 2007	ASX	Director Resignation	3
28 August 2007	ASIC	Form 484	2
30 August 2007	ASX	Director Resignation	3
30 August 2007	ASIC	Form 484	2
31 August 2007	ASX	Appendix 4E – Preliminary Final Report	40

Yours faithfully,
Metabolic Pharmaceuticals Limited

PROCESSED
SEP 24 2007
THOMSON FINANCIAL

9/19

Belinda Shave
Financial Controller & Company Secretary

(MPSEC31-8-07.doc)

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	28-Aug-2007
Time	09:33:25
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Director Appointment/Resignation

metabolic

ASX Announcement

ASX code: MBP

Resignation of Director

Melbourne, 28 August 2007. Metabolic Pharmaceuticals Limited ("Metabolic") today announced that non-executive Director, Dr Arthur Emmett, has retired, effective immediately, for personal and family reasons. Dr Emmett was appointed to the Board as an independent, non-executive Director upon the Company's incorporation in 1998, and served as Chairman of the Board until April this year.

Dr Roland Scollay, CEO of Metabolic, commented "Arthur's contribution over the last nine years has been immense. His diverse experience in drug development and the global pharmaceutical industry was extremely valuable to Metabolic. We appreciate Arthur's knowledge and dedication, and he will be missed by his fellow Board members and staff and very much by me personally".

The Chairman of Metabolic, Mr Rob Stewart, commented that Dr Emmett had been involved with the Company from its pioneering years, and had provided Metabolic with excellent leadership during his term as Chairman. "Arthur played a major role in Metabolic's formative years and provided the Company with sound direction and oversight throughout its successes and challenges", said Mr Stewart.

On behalf of the Board and staff, Mr Stewart extended his gratitude and well wishes to Dr Emmett. Mr Stewart confirmed that Metabolic will continue its search for suitably qualified Directors with backgrounds in drug development and / or commerce.

For further information, contact:

Diana Attana
Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
T: +61 3 9860 5700

About Metabolic

Metabolic Pharmaceuticals Limited (**ASX**: MBP, **NASDAQ OTC**: MBLPY) is a Melbourne based, ASX listed biotechnology company with 300 million shares on issue. Metabolic's focus is to take drug candidates through research, formal preclinical and clinical development. The Company is developing a platform for the oral delivery of existing injectable peptide drugs. This platform has the potential to generate multiple internal projects as well as a variety of licensing opportunities. For more information please visit the Company's website at www.metabolic.com.au.

Inherent Risks of Investment in Biotechnology Companies

There are many inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialisation and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Metabolic are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in companies specialising in these, such as Metabolic, must be regarded as highly speculative. Metabolic strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statement

Certain statements in this ASX Announcement may contain forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the Company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs that can be proven to be safe and effective for use as human therapeutics, and in the endeavor of building a business around such products and services. Metabolic undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this update. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Metabolic Pharmaceuticals Limited Annual Report for the year ended June 30, 2006, copies of which are available from the Company or at www.metabolic.com.au.

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862

Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Metabolic Pharmaceuticals Limited

~~ACN~~/ABN
96 083 866 862

Corporate key
45948327

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Metabolic Pharmaceuticals Limited

ASIC registered agent number (if applicable)

Telephone number
9860 5700

Postal address
Level 3, 509 St. Kilda Road
Melbourne VIC 3004

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Belinda Shave

Capacity
☐ Director
☒ Company secretary

Signature
B Shave

Date signed
28/08/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

[X] Director
[ ] Secretary
[ ] Alternate director —— Person alternate for

Date officeholder ceased

Date of change
28/08/07
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name: Emmett
Given names: Arthur

Date of birth
27/12/34
[D D] [M M] [Y Y]

Place of birth (town/city): Wyong
(state/country): NSW, Australia

B1 Continued... Cease another company officeholder

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Role of ceased officeholder
Select one or more boxes

[ ] Director
[ ] Secretary
[ ] Alternate director —— Person alternate for

Date officeholder ceased

Date of change
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name
Given names

Date of birth
[D D] [M M] [Y Y]

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ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	30-Aug-2007
Time	09:20:08
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Director Appointment/Resignation

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

metabolic

ASX Announcement

ASX code: MBP

Resignation of Executive Director

Melbourne, 30 August 2007. Metabolic Pharmaceuticals Limited ("Metabolic") today announced that Dr Chris Belyea has resigned as a Director of the Company effective today and will cease to be an employee of the Company from September 2007.

The Board of Directors has resolved that this was one of the necessary staff reductions made in response to the recent closure of its clinical programme for neuropathic pain.

Dr Belyea is the principal inventor of the Company's *Oral Peptide Delivery Platform*. He will continue to assist the Company, in a consulting capacity, together with a team of expert advisors, in achieving key milestones in the development of this project.

For further information, contact:

Diana Attana
Assistant Company Secretary/IRO
diana.attana@metabolic.com.au
T: +61 3 9860 5700

About Metabolic

Metabolic Pharmaceuticals Limited (ASX: MBP, NASDAQ OTC: MBLPY) is a Melbourne based, ASX listed biotechnology company with 300 million shares on issue. Metabolic's focus is to take drug candidates through research, formal preclinical and clinical development. The Company is developing a platform for the oral delivery of existing injectable peptide drugs. This platform has the potential to generate multiple internal projects as well as a variety of licensing opportunities. For more information please visit the Company's website at www.metabolic.com.au.

Inherent Risks of Investment in Biotechnology Companies

There are many inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialisation and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Metabolic are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in companies specialising in these, such as Metabolic, must be regarded as highly speculative. Metabolic strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statement

Certain statements in this ASX Announcement may contain forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the Company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs that can be proven to be safe and effective for use as human therapeutics, and in the endeavor of building a business around such products and services. Metabolic undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this update. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Metabolic Pharmaceuticals Limited Annual Report for the year ended June 30, 2006, copies of which are available from the Company or at www.metabolic.com.au.

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Metabolic Pharmaceuticals Limited

~~ACN~~/ABN
96 083 866 862

Corporate key
45948327

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Metabolic Pharmaceuticals Limited

ASIC registered agent number (if applicable)

Telephone number
9860 5700

Postal address
Level 3, 509 St Kilda Road
Melbourne VIC 3004

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Belinda Shave

Capacity
☐ Director
☒ Company secretary

Signature
B Shave

Date signed
3 0 / 0 8 / 0 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

- [X] Director
- [ ] Secretary
- [ ] Alternate director —— Person alternate for

Date officeholder ceased

Date of change
3 0 / 0 8 / 0 7
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name: Belyea
Given names: Christopher Ian

Date of birth
0 1 / 0 9 / 5 8
[D D] [M M] [Y Y]

Place of birth (town/city): Melbourne
(state/country): Victoria, Australia

B1 Continued... **Cease another company officeholder**

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

- [ ] Director
- [ ] Secretary
- [ ] Alternate director —— Person alternate for

Date officeholder ceased

Date of change
[D D] / [M M] / [Y Y]

Name

The name of the ceased officeholder is

Family name
Given names

Date of birth
[D D] / [M M] / [Y Y]

Place of birth (town/city)
(state/country)

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	31-Aug-2007
Time	11:34:19
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Final Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

metabolic

31 August, 2007

Ms Kate Kidson
The Companies Section
ASX Limited
Level 45, South Tower,
525 Collins Street
MELBOURNE VIC 3000

Dear Ms. Kidson,

PRELIMINARY FINAL REPORT (APPENDIX 4E) (AUDITED)
FINANCIAL YEAR ENDED 30 JUNE 2007

In accordance with Listing Rule 4.3A, we enclose the Preliminary Final Report (Appendix 4E) (audited) on the results of Metabolic Pharmaceuticals Limited ('Metabolic') for the year ended 30 June 2007.

Financial Results & Position
The Directors report that the loss, after the provision for income tax of nil, was A$13,406,939 (2006: A$11,293,869). This result has been achieved after fully expensing all research and development costs. Income for the period totalled A$1,432,098 (2006: A$1,289,719), including interest income of A$1,373,946 (2006: A$1,080,916), grant income of A$53,786 (2006: A$208,625) and sundry income of A$4,366 (2006: A$178).

The Commentary on Results contained in the Appendix 4E attached outlines the progress made by the Company over the period.

Metabolic has no borrowings and has cash reserves as at 29 August 2007 of A$18 million.

This letter and the attached Appendix 4E Preliminary Final Report form part of this announcement to the ASX Limited.

Yours faithfully,
Metabolic Pharmaceuticals Limited

BShave

Belinda Shave
Company Secretary

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

APPENDIX 4E

Preliminary final report

Name of entity:	**METABOLIC PHARMACEUTICALS LIMITED**
ABN:	**96 083 866 862**
Reporting period:	**FINANCIAL YEAR ENDED 30 JUNE 2007**
Previous corresponding period:	Financial Year Ended 30 June 2006

INDEX

Note: The financial figures provided are in **actual** Australian dollars, unless specified otherwise.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

The results of Metabolic Pharmaceuticals Limited for the year ended 30 June 2007 are as follows:

Revenues and Results from Ordinary Activities:		**Change compared to 2006 %**		**2007 $**
Revenues from ordinary activities	Up	11%	to	1,432,098
Loss from ordinary activities after tax attributable to members	Loss has increased	19%	to	(13,406,939)
Net Loss for the period attributable to members	Loss has increased	19%	to	(13,406,939)

Dividends:
No dividends have been paid or declared by the entity since the beginning of the current reporting period.

No dividends were paid for the previous corresponding period.

Brief explanation of figures reported above:

The Directors report that the loss, after the provision for income tax of nil, was $13,406,939 (2006: $11,293,869). This result has been achieved after fully expensing all research and development costs. Income for the period totalled $1,432,098 (2006: $1,289,719), including interest income of $1,373,946 (2006: $1,080,916), grant income of $53,786 (2006: $208,625) and sundry income of $4,366 (2006: $178).

For further details relating to the current period's results, refer to the "Commentary on Results" section on the following page.

COMMENTARY ON RESULTS

Metabolic has no borrowings and has cash reserves as at 29 August 2007 amounting to $18 million. The Company has sufficient funds to progress the *Oral Peptide Delivery Platform* through to the next stage of development and to fund activities associated with acquiring new projects.

YEAR IN REVIEW

2006:

July **NRP project (Neural Regeneration Peptides)**

Research published in the peer-reviewed science journal, Experimental Cell Research.

September **Pain project***

Commencement of a Phase 2A programme, involving two separate trials for *ACV1* in neuropathic pain patients.

The first trial commenced in patients with neuropathic sciatic pain.

November **Pain project***

Commencement of an additional Phase 1 safety study to test higher doses of *ACV1*.

Probable target of *ACV1* was identified by independent US scientists.

An oral variant of *ACV1* was created and successfully tested on rodents.

Oral Peptide Delivery Platform

Proof-of-concept established in rodent studies.

December **Funding**

Private Placement of shares amounting to A$10.5 million.

Obesity project*

On time completion of the Phase 2B *OPTIONS Study* (500+ subjects completed treatment).

2007

February **Obesity project***

Results of the Phase 2B *OPTIONS Study* reported and project discontinued.

March **Pain project***

Results of the Phase 1 extension study announced with no safety issues reported.

Commencement of the second trial in the Phase 2A programme in patients with diabetic neuropathic pain and post-herpetic neuralgia.

April **Leadership**

Several Board changes including the appointment of Mr Rob Stewart as Chairman.

June **Pain project***

On time completion of the first trial in the Phase 2A programme in patients with neuropathic sciatic pain (41 patients completed treatment).

* Metabolic's obesity and pain projects were discontinued in February and August 2007, respectively.

PRINCIPAL ACTIVITIES

Metabolic's focus is to take drug candidates through research, formal preclinical and clinical development. The Company is developing a platform that may be used to create new versions of injected peptide drugs so that they are effective when swallowed. This platform has the potential to generate multiple internal projects as well as a variety of licensing opportunities.

REVIEW OF OPERATIONS

Obesity project

During the reporting period, the Company completed a Phase 2B human clinical trial for *AOD9604* in over 500 obese subjects. On 21 February 2007, Metabolic announced that the Phase 2B trial results for its drug, *AOD9604*, did not support the commercial viability of the drug as a treatment for obesity. As a result this programme has been discontinued.

Neuropathic pain project

During the reporting period, Metabolic commenced a Phase 2A programme for its neuropathic pain drug, *ACV1*, and successfully completed the first of two trials in patients with neuropathic pain. The Company also conducted an extension to the Phase 1 safety study to test higher doses of *ACV1* in healthy males, with no safety or tolerability issues reported.

On 14 August 2007, Metabolic announced newly available *in vitro* laboratory research indicating that the dose levels of *ACV1* used in the Phase 2A programme for neuropathic pain were much too low to be effective in humans. The doses most likely required for *ACV1* to effectively treat this condition would be impractical to administer and too costly to manufacture. As a result, this programme has been discontinued.

Metabolic's Oral Peptide Delivery Platform

Metabolic's lead project is the development of a platform that may be used to create new versions of injectable peptide drugs so that they are effective when swallowed. Most peptide drugs must be injected as they do not effectively survive gastric or intestinal digestion when swallowed and/or are poorly absorbed.

Metabolic used the *Oral Peptide Delivery Platform* to develop an oral variant of its now discontinued neuropathic pain drug, *ACV1*. In rodent studies, this oral variant demonstrated analgesic effects equivalent to those observed with the injectable drug. Metabolic has used this platform to modify other peptide drugs which are already on the market, including insulin. These new oral versions of existing peptides are being tested in rodent studies to explore the effectiveness of the platform and its applicability to other peptides.

The *Oral Peptide Delivery Platform* is a research project at the preclinical stage and no drug candidates are expected to be ready for clinical trials for at least two years. However, clear proof-of-concept with some of these drugs could lead to licensing or partnering opportunities much sooner. This project is the key priority for Metabolic and accordingly the majority of Metabolic's research activities will be dedicated to developing this platform in the medium-term.

Osteoporosis programme

Metabolic has been exploring the effects of *AOD9604* on osteoporosis. *AOD9604* is a fragment of human Growth Hormone, a molecule with known effects on energy metabolism and bone. Based on *in vitro* laboratory studies, extensive rodent experiments and published human data with human Growth Hormone, the Company believes *AOD9604* may play a role in the prevention and / or treatment of osteoporosis.

Two rodent studies commenced in 2006 and 2007 to determine the optimum dose of *AOD9604* for bone effects, and whether the drug is effective in the treatment of osteoporosis as well as prevention. The results of these studies are expected in late 2007. These results, together with animal data, and safety data from previous trials, will be used to prepare a development plan for *AOD9604* for osteoporosis. Metabolic will seek to out-license further development of the drug and does not intend to continue development itself.

Collaboration with Neuren
In March 2005 Metabolic and Neuren Pharmaceuticals Limited (NZ) agreed to jointly develop *Neural Regenerative Peptides* (NRPs) which are a group of human derived peptides which appear to protect nerves from damage and help them recover. Company scientists are currently investigating whether a lead compound can be selected from this class of compounds for formal preclinical testing.

Type 2 diabetes

Metabolic has been investigating a peptide class named *ADD* which has shown activity in normalising blood glucose in type 2 diabetic rodents. Whilst the Company's research activities are focussed on the *Oral Peptide Delivery Platform* no significant resources will be allocated to this project.

CAPITAL RAISINGS

During the period under review capital raised included:

- A$10.5 million from the issue of 14.6 million ordinary fully paid shares at A$0.72 per share, through a Private Placement to domestic and offshore institutional, professional and sophisticated investors in December 2006; and
- A$704,870 from the exercise of 1,281,581 unquoted options with an exercise price of A$0.55 per share (note: these unquoted options were issued to participants in a Private Placement in March 2006).

STRATEGIC OVERVIEW

Metabolic's core goals continue to be:

- **Carry out efficient research and development**
- **Achieve optimal growth**
- **Provide adequate resources**

Metabolic intends to move forward the projects in its pipeline as quickly and cost effectively as possible. In the interests of efficiency, Metabolic outsources most of its research and development activities to gain access to the best possible expertise in these areas and the Company intends to continue using this operating model.

The Company's current growth strategy is focussed on developing its *Oral Peptide Delivery Platform*. Whilst this technology is in early development, the platform could be an important value driver for the Company. If successful, this platform could be used by other companies developing peptide drugs through licensing arrangements with Metabolic. As part of the Company's growth strategy, Metabolic may seek to license some of its modified peptides at an early development stage, to fund development of other Company projects.

Metabolic's growth strategy also includes the acquisition of new projects through in-licensing arrangements, collaboration or M&A activities.

With A$18 million in cash reserves as at 29 August 2007, Metabolic has sufficient funds to progress the *Oral Peptide Delivery Platform* through to the next stage of development and to fund activities associated with acquiring new projects.

LIKELY DEVELOPMENTS

During the 2007-08 year, Metabolic expects to engage in the following activities:

- Continue research activities for the *Oral Peptide Delivery Platform* including studies with newly created oral versions of peptide drugs in a variety of animal models;
- Evaluate preclinical and clinical stage compounds that may be acquired through in-licensing arrangements, collaboration or M&A activity; and
- Report results from rodent studies investigating *AOD9604* for osteoporosis, prepare a clinical development plan and seek out-licensing opportunities.

INHERENT RISKS OF INVESTMENT IN BIOTECHNOLOGY COMPANIES

There are many inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialisation and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology.

Companies such as Metabolic are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in companies specialising in these, such as Metabolic, must be regarded as highly speculative. Metabolic strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statements
Certain statements in this Appendix 4E contain forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the Company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs that can be proven to be safe and effective for use as human therapeutics, and in the endeavor of building a business around such products and services. Metabolic undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this Appendix 4E. As a result you are cautioned not to rely on forward-looking statements.

Metabolic Pharmaceuticals Limited

ABN 96 083 866 862

Annual Financial Report

For the year ended 30 June 2007

Table of Contents

METABOLIC PHARMACEUTICALS LIMITED

(A.C.N. 083 866 862)

DIRECTORS' DECLARATION
FOR THE YEAR ENDED 30 JUNE 2007

In accordance with a resolution of the directors of Metabolic Pharmaceuticals Limited, we state that:

1. In the opinion of the directors:

   (a) The financial report and the additional disclosures included in the directors' report designated as audited, of the Company are in accordance with the Corporations Act 2001, including:

      (i) giving a true and fair view of the Company's financial position as at 30 June 2007 and its performance for the year ended on that date; and

      (ii) complying with Accounting Standards and Corporations Regulations 2001.

   (b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. This declaration has been made after receiving the declarations required to be made to directors in accordance with section 295A of the Corporations Act 2001 for the financial period ended 30 June 2007.

On behalf of the Board,

Rob Stewart
Chairman

Roland Scollay
Chief Executive Officer

Melbourne
29 August, 2007

Income Statement

FOR THE YEAR ENDED 30 JUNE 2007	Notes	30 June 2007 $	30 June 2006 $
Finance revenue	4(a)	1,373,946	1,080,916
Government grant income	4(b)	53,786	208,625
Other income		4,366	178
Project expense	4(c)	(8,630,713)	(7,299,424)
Employee benefits expense	4(d)	(4,193,960)	(3,432,840)
Depreciation and amortisation expense	4(e)	(298,358)	(286,317)
Operating leases	4(f)	(137,886)	(131,453)
Laboratory expenses		(241,616)	(252,135)
Other administrative and overhead expenses	4(g)	(1,336,504)	(1,181,419)
Net loss before income tax		(13,406,939)	(11,293,869)
Income tax expense	5	-	-
Net loss attributable to members		(13,406,939)	(11,293,869)
Basic loss per share (cents per share)	6	(4.57) cents	(4.32) cents
Diluted loss per share (cents per share)	6	(4.57) cents	(4.32) cents

Balance Sheet

AS AT 30 JUNE 2007	Note	30 June 2007 $	30 June 2006 $
CURRENT ASSETS			
Cash and cash equivalents	7	20,579,943	23,304,295
Receivables	8	240,445	342,077
Prepayments		145,374	89,032
Other	9	12,141	12,141
Total Current Assets		20,977,903	23,747,545
NON-CURRENT ASSETS			
Available-for-sale financial assets – investment in shares	10	487,500	487,500
Property, plant and equipment	11	551,848	713,456
Total Non-Current Assets		1,039,348	1,200,956
Total Assets		22,017,251	24,948,501
CURRENT LIABILITIES			
Trade and other payables	13	949,727	1,947,861
Provisions	14	223,273	201,032
Total Current Liabilities		1,173,000	2,148,893
NON-CURRENT LIABILITIES			
Provisions	14	56,219	34,994
Total Non-Current Liabilities		56,219	34,994
Total Liabilities		1,229,219	2,183,887
NET ASSETS		20,788,032	22,764,614
EQUITY			
Contributed equity	15	89,081,446	78,244,479
Reserves	15	1,465,463	872,073
Gains/(losses) on available-for-sale financial assets		(12,500)	(12,500)
Retained earnings/(Accumulated losses)	15	(69,746,377)	(56,339,438)
TOTAL EQUITY		20,788,032	22,764,614

Statement of Changes in Equity

FOR THE YEAR ENDED 30 JUNE 2007

	Note	Issued Capital	Retained Earnings/ (Accumulated Losses)	Other Reserves	Total
		$	$	$	$
At 1 July 2006		**78,244,479**	**(56,339,438)**	**859,573**	**22,764,614**
- Net unrealised gain/(loss) on available-for-sale financial assets		-	-	-	-
- Deferred tax liability adjustment on net unrealised loss on available-for-sale financial assets		-	-	-	-
Total fair value adjustments		-	-	-	-
- Total income and expense for the period recognised directly in equity		-	-	-	-
- Profit/(Loss) for the period	15	-	(13,406,939)	-	(13,406,939)
Total income/expense for the period		-	(13,406,939)	-	(13,406,939)
- Issue of shares and exercise of options	15	11,204,869	-	-	11,204,869
- Capital raising costs recognised in equity	15	(367,902)	-	-	(367,902)
- Share-based payments	15	-	-	593,390	593,390
At 30 June 2007		**89,081,446**	**(69,746,377)**	**1,452,963**	**20,788,032**

	Note	Issued Capital	Retained Earnings/ (Accumulated Losses)	Other Reserves	Total
		$	$	$	$
At 1 July 2005		**61,777,978**	**(45,045,569)**	**549,331**	**17,281,740**
- Fair value adjustments to listed investments at 1 July 2005 on adoption of accounting standard AASB 139 Financial Instruments: Recognition and Measurement		-	-	62,500	62,500
- Net unrealised gain/(loss) on available-for-sale financial assets		-	-	(75,000)	(75,000)
- Deferred tax liability on fair value adjustments to listed investments at 1 July 2005		-	-	(18,750)	(18,750)
- Deferred tax liability adjustment on net unrealised loss on available-for-sale financial assets		-	-	18,750	18.750
Total fair value adjustments		-	-	(12,500)	(12,500)
- Total income and expense for the period recognised directly in equity		-	-	(12,500)	(12,500)
- Profit/(Loss) for the period	15	-	(11,293,869)	-	(11,293,869)
Total income/expense for the period		-	(11,293,869)	(12,500)	(11,306,369)
- Issue of shares and exercise of options	15	17,253,726	-	-	17,253,726
- Capital raising costs recognised in equity	15	(787,225)	-	-	(787,225)
- Share-based payments	15	-	-	322,740	322,740
- Consideration paid on grant of options	15	-	-	2	2
At 30 June 2006		**78,244,479**	**(56,339,438)**	**859,573**	**22,764,614**

Cash Flow Statement

FOR THE YEAR ENDED 30 JUNE 2007	Note	30 June 2007 $	30 June 2006 $
Cash Flows from Operating Activities			
Payments to suppliers and employees		(14,876,653)	(11,378,510)
Interest received		1,393,932	1,060,563
Receipt of government grants	4(b)	53,786	208,625
Sundry income		4,366	178
Net cash outflows from operating activities	7	(13,424,569)	(10,109,144)
Cash Flows from Investing Activities			
Payments for plant and equipment	11	(138,435)	(170,778)
Proceeds on Sale of Fixed assets		1,685	-
Net cash outflows used in investing activities		(136,750)	(170,778)
Cash Flows from Financing Activities			
Net Proceeds from issue of shares and options	7	10,836,967	16,506,859
Net cash inflows from financing activities		10,836,967	16,506,859
Net increase/(decrease) in cash and cash equivalents		(2,724,352)	6,226,937
Cash and cash equivalents at beginning of period		23,304,295	17,077,358
Cash and cash equivalents at the end of period	7	20,579,943	23,304,295

Notes to the Financial Statements

FOR THE YEAR ENDED 30 JUNE 2007

1 CORPORATE INFORMATION

The financial report of Metabolic Pharmaceuticals Limited (the Company) for the year ended 30 June 2007 was authorised for issue in accordance with a resolution of the Directors on 29 August 2007.

Metabolic Pharmaceuticals Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on ASX Limited (ASX code: MBP).

The Company operates predominantly in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively. Relevant financial information is presented in the Balance Sheet and Income Statement.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards and other mandatory professional reporting requirements.

The financial report has been prepared on an historical cost basis, except for available-for-sale financial assets that have been measured at fair value.

The financial report is presented in Australian dollars.

The financial statements of the Company have been prepared on a going concern basis. The Company's operations are subject to major risks due primarily to the nature of research, development and commercialisation to be undertaken. These risks may materially impact the financial performance and position of the Company, including the future value of the shares, options and performance rights issued. The going concern basis assumes that future capital raisings will be available to enable the Company to undertake the research, development and commercialisation of its projects and that the subsequent commercialisation of the developed products will be successful. The financial statements take no account of the consequences, if any, of the inability of the Company to obtain adequate funding nor of the effects of unsuccessful research, development and commercialisation of the Company's projects.

(b) Statement of compliance

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). The financial report also complies with International Financial Reporting Standards (IFRS).

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Company for the annual reporting period ended 30 June 2007. These are outlined in the table below.

Reference	Title	Summary	Application date of standard*	Impact on Company financial report	Application date for Company*
AASB 2005-10	Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]	Amendments arise from the release in August 2005 of AASB 7 *Financial Instruments: Disclosures*	1 January 2007	AASB 7 is a disclosure standard so will have no direct impact on the amounts included in the Company's financial report. However, the amendments will result in changes to the financial instrument disclosures included in the Company's financial report.	1 July 2007
AASB 2007-1	Amendments to Australian Accounting Standards arising from AASB Interpretation 11 [AASB 2]	Amending standard issued as a consequence of AASB Interpretation 11 *AASB 2 – Group and Treasury Share Transactions*	1 March 2007	The Company does not enter into Group or Treasury share transactions so the standard is not expected to have any impact on the Company's financial report.	1 July 2007

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2007

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Statement of compliance (continued)

Reference	Title	Summary	Application date of standard*	Impact on Company financial report	Application date for Company*
AASB 2007-2	Amendments to Australian Accounting Standards arising from AASB Interpretation 12 [AASB 1, AASB 117, AASB 118, AASB 120, AASB 121, AASB 127, AASB 131 & AASB 139]	Amending standard issued as a consequence of AASB Interpretation 12 *Service Concession Arrangements.*	1 January 2008	As the Company currently has no service concession arrangements or public-private-partnerships (PPP), it is expected that this Interpretation will have no impact on the Company's financial report.	1 July 2008
AASB 2007-3	Amendments to Australian Accounting Standards arising from AASB 8 [AASB 5, AASB 6, AASB 102, AASB 107, AASB 119, AASB 127, AASB 134, AASB 136, AASB 1023 & AASB 1038]	Amending standard issued as a consequence of AASB 8 *Operating Segments*	1 January 2009	AASB 8 is a disclosure standard so will have no direct impact on the amounts included in the Company's financial report. However the new standard is expected to have an impact on the Company's segment disclosures as segment information based on management reports are more detailed than those currently reported under AASB 114. The effect of the impact of this new standard is yet to be determined.	1 July 2009
AASB 2007-4	Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments [AASB 1, 2, 3, 4, 5, 6, 7, 102, 107, 108, 110, 112, 114, 116, 117, 118, 119, 120, 121, 127, 128, 129, 130, 131, 132, 133, 134, 136, 137, 138, 139, 141, 1023 & 1038]	Amendments arising as a result of the AASB decisions that, in principal, all options that currently exist under IFRSs should be included in the Australian equivalents to IFRSs and additional Australian disclosures should be eliminated, other than those now considered particularly relevant in the Australian reporting environment	1 July 2007	These amendments may reduce the extent of some disclosures in the Company's financial report.	1 July 2007
AASB 2007-5	Amendments to Australian Accounting Standard – Inventories Held for Distribution by Non-for-Profit Entities [AASB 102]	This standard makes amendments to AASB 102 *Inventories*	1 July 2007	This amendment only relates to Non-for-Profit entities and as such is not expected to have any impact on the Company's financial report	1 July 2007
AASB 2007-6	Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116, & AASB 138 and interpretations 1 & 12]	Amending standard issued as a consequence of revisions to AASB 123 *Borrowing Costs*	1 January 2009	The amendments to AASB 123 require that all borrowing costs associated with a qualifying asset be capitalised. The Company has no borrowing costs associated with qualifying assets and as such the amendments are not expected to have any impact on the Company's financial report	1 July 2009
AASB 2007-7	Amendments to Australian Accounting Standards [AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 & AASB 128]	Amending standards for wording errors, discrepencies and inconsistencies	1 July 2007	The amendments are minor and do not affect the recognition, measurement or disclosure requirements of the standards. Therefore the amendments are not expected to have any impact on the Company's financial report	1 July 2007

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2007

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Statement of compliance (continued)

Reference	Title	Summary	Application date of standard*	Impact on Company financial report	Application date for Company*
AASB 7	*Financial Instruments: Disclosures*	New standard replacing disclosure requirements of AASB 130 *Disclosures in the Finance Statements of Banks and Similar Financial Institutions* and AASB 132 *Financial Instruments: Disclosure and Presentation*	1 January 2007	Refer to AASB 2005-10 above	1 July 2007
AASB 8	*Operating Segments*	New standard replacing AASB 114 *Segment Reporting*, which adopts a management approach to segment reporting	1 January 2009	Refer to AASB 2007-3 above	1 July 2009
AASB 101	*Presentation of Financial Statements*	Amendments arise from the release in October 2006 as a consequence of ED148 *Proposed Amendments to AASB 101*	1 January 2007	The changes to AASB 101 will have no impact on the financial report	1 July 2007
AASB 123 (amended)	*Borrowing Costs*	The amendments to AASB 123 require that all borrowing costs associated with a qualifying asset must be capitalised	1 January 2009	Refer to AASB 2007-6 above	1 July 2009
AASB Interpretation 10	*Interim Financial Reporting and Impairment*	Addresses an inconsistency between AASB 134 *Interim Financial Reporting* and the impairment requirements relating to goodwill in AASB 136 *Impairment of Assets* and equity instruments classified as available for sale in AASB 139 *Financial Instruments: Recognition and Measurement*	1 November 2006	The prohibitions on reversing impairment losses in AASB 136 and AASB 139 which are to take precedence over the more general statement in AASB 134 , are not expected to have any impact on the Company's financial report	1 July 2007
AASB Interpretation 11	AASB 2 - *Group and Treasury Share Transactions*	Addressed whether certain types of share-based payment transactions with employees (or other suppliers of goods and services) should be accounted for as equity-settled or as cash-settled transactions under AASB 2 *Share-based Payment.* It also specifies the accounting in a subsidiary's financial statements for share-based payment arrangements involving equity instruments of the parent	1 March 2007	Refer to AASB 2007-1 above	1 July 2007

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2007

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Statement of compliance (continued)

Reference	Title	Summary	Application date of standard*	Impact on Company financial report	Application date for Company*
AASB Interpretation 12	*Service Concession Arrangements*	Clarifies how operators recognise the infrastructure as a financial asset and/or an intangible asset – not as property, plant and equipment	1 January 2008	Refer to AASB 2007-2 above	1 July 2008
IFRIC Interpretation 13	*Customer Loyalty Programmes*	Deals with the accounting for customer loyalty programmes, which are used by companies to provide incentives to their customers to buy their products or use their services	1 July 2008	The Company does not have any customer loyalty programmes and as such this interpretation is not expected to have any impact on the Company's financial report	1 July 2008
IFRIC Interpretation 14	*IAS 19 – The Asset Ceiling: Availability of Economic Benefits and Minimum Funding Requirements*	Aims to clarify how to determine in normal circumstances the limit on the asset that an employer's balance sheet may contain in respect of its defined benefit pension plan	1 January 2008	The Company does not have a defined pension plan and as such this interpretation is not expected to have an impact on the Company's financial report	1 July 2008

*designates the beginning of the applicable annual reporting period

(c) Significant accounting judgements, estimates and assumptions

Share-based payment transactions

The Company currently provides benefits to employees (including Executive Directors) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

There are currently two plans in place to provide these benefits:

(i) the Metabolic Employee Share Option Plan; and
(ii) the Metabolic Performance Rights Plan.

Information relating to the Company's share-based payment plans is set out in note 12 and the Remuneration Report section of the Directors' Report.

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value of the options issued under the Metabolic Employee Share Option Plan is determined by using a binomial model. The fair value of performance rights issued under the Metabolic Performance Rights Plan is determined by using a Barrier "Up and Call" Option Pricing Model or the market share price on the date of grant for those performance rights subject to a market condition and a Black-Scholes/Merton or Binomial Distribution Option Pricing Model for those performance rights with non-market performance conditions.

In determining the fair value of equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Metabolic Pharmaceuticals Limited ('market conditions').

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('final vesting date').

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date, reflects the extent to which the vesting period has expired. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2007

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Office equipment	-	3 to 10 years
Laboratory plant and equipment	-	5 years

(e) Plant and equipment impairment

Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to fair value.

An impairment exists when the carrying value of an asset exceeds its estimated recoverable amount. The asset is then written down to its recoverable amount. Impairment losses are recognised in the income statement.

Derecognition and disposal

Plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is derecognised.

(f) Research and development costs

Research and patent costs are expensed as incurred. An intangible asset arising from development expenditure on an individual project is recognised only when the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available-for-use or sale. No development expenditure has been carried forward.

(g) Investments and other financial assets

Available-for-sale investments

After initial recognition, investments which are classified as available-for-sale are measured at fair value. For investments that are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

(h) Impairment of investments and other financial assets

If there is objective evidence that an available-for-sale investment is impaired, an amount comprising the difference between its costs and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement.

(i) Cash and cash equivalents

Cash at bank and short-term deposits mature in three months or less and are stated at nominal value.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2007

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Employee leave benefits

Liabilities for wages, salaries and annual leave expected to be settled within 12 months of the reporting date and pro-rata long service leave for employees with over seven years of service, are recognised in current liabilities provisions in respect of employees' services up to the reporting date. Wages, salaries, annual leave and long service leave are measured at the amounts expected to be paid when the liabilities are settled.

Liabilities for pro rata long service leave for employees with less than seven years of service are recognised in non-current liabilities provisions and measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

(k) Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased items, are recognised as an expense in the income statement on a straight-line basis over the lease term.

(l) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

For interest revenue, the specific recognition criteria that must be met before revenue is recognised is the control of the right to receive the interest payment.

Interest receivable, being interest accrued, and GST recoverable are recorded at amortised cost and due to the short-term nature of these receivables they equate to face value.

(m) Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions have been complied with.

(n) Trade and other payables

Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Company prior to the end of the financial year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of those goods and services. The amounts are unsecured and are normally settled on 30-day terms.

(o) Income tax

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets are recognised for all deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2007

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST (if any) included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Balance Sheet. Cash flows are included in the Statement of Cash Flows on a gross basis (i.e. including GST) and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed exclusive of the amount of GST recoverable from, or payable to, the taxation authority.

(q) Earnings Per Share (EPS)

Basic EPS is calculated as net profit/(loss) attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares.

Diluted EPS is calculated as net profit/(loss) attributable to members, adjusted for:

- costs of servicing equity (other than dividends);
- the after-tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares.

As the Company incurred a loss for the period under review and in the prior year comparison, potential ordinary shares, being options and performance rights to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted earnings per share calculation.

(r) Contributed equity

Ordinary shares are classified as equity and recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(s) Financial instruments included in equity

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

(t) Foreign currency translation

Foreign currency items are translated to Australian currency on the following basis:

- Transactions are converted at exchange rates approximating those in effect at the date of the transaction; and
- Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial year.

Exchange differences relating to monetary items are included in the Income Statement.

(u) Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

NOTE 3 SEGMENT INFORMATION

The Company operates predominantly in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively. Relevant financial information is presented in the Balance Sheet and Income Statement.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2007

NOTE 4 REVENUES AND EXPENSES

	30 June 2007 $	30 June 2006 $
(a) Revenue		
Finance revenue	1,373,946	1,080,916
Details of finance revenue:		
Term deposit interest	1,325,330	1,030,173
Grant account interest	8,345	9,792
Bank account interest	40,271	40,951
	1,373,946	1,080,916
(b) Government Grant Income		
Government grants	53,786	208,625

An Export Market Development Grant of $62,144 has been received from the government. There are no unfulfilled conditions or contingencies attaching to this grant. Also, the sum of $8,358 was repaid to the government relating to the Commercial Ready Grant funding received in the previous year . The Company did not benefit directly from any other forms of government assistance. (2006: ACV1 Neuropathic Pain project grant $208,625).

	30 June 2007 $	30 June 2006 $
(c) Project expense		
(1) Preclinical expense		
(i) ACV1 - Neuropathic Pain	(115,499)	(154,431)
(ii) AOD9604 - Obesity	(715,126)	(213,305)
(iii) Other projects	(467,195)	(167,807)
	(1,297,820)	(535,543)
(2) Clinical Trials expense		
(i) ACV1 - Neuropathic Pain	(1,518,090)	(674,245)
(ii) AOD9604 - Obesity	(3,123,505)	(3,829,140)
(iii) Other projects	(28,560)	-
	(4,670,155)	(4,503,385)
(3) Formulation & Manufacture expense		
(i) ACV1 - Neuropathic Pain	(962,422)	(304,988)
(ii) AOD9604 - Obesity	(122,565)	(694,182)
(iii) Other projects	(204,573)	(30,272)
	(1,289,560)	(1,029,442)
(4) Miscellaneous project expense		
(i) ACV1 - Neuropathic Pain	(775,645)	(560,772)
(ii) AOD9604 - Obesity	(496,308)	(646,995)
(iii) Other projects	(101,225)	(23,287)
	(1,373,178)	(1,231,054)
Total project expense		
(i) ACV1 - Neuropathic Pain	**(3,371,656)**	**(1,694,436)**
(ii) AOD9604 - Obesity	**(4,457,504)**	**(5,383,622)**
(iii) Other projects	**(801,553)**	**(221,366)**
	(8,630,713)	**(7,299,424)**

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2007

NOTE 4 REVENUES AND EXPENSES (continued)

		30 June 2007 $	30 June 2006 $
(d) Employee benefits expense			
Wages and salaries		(3,189,123)	(2,714,764)
Superannuation		(199,586)	(239,071)
Share-based payment expense	12B	(593,390)	(282,384)
Directors' fees		(168,395)	(152,860)
Long service leave provision	14(b)	(35,664)	(59,532)
Annual leave provision	14(a)	(7,802)	15,771
		(4,193,960)	(3,432,840)
(e) Depreciation and amortisation expense			
Depreciation – office equipment		(61,777)	(55,813)
Depreciation – laboratory equipment		(236,581)	(230,504)
		(298,358)	(286,317)
(f) Rental expense relating to operating leases			
Minimum lease payments - Laboratory		(57,886)	(51,453)
Minimum lease payments - Administration		(80,000)	(80,000)
		(137,886)	(131,453)
(g) Other Administrative and Overhead expenses			
Listing fees		(44,612)	(47,433)
Insurances		(99,495)	(107,972)
Accounting and Audit Fees		(56,132)	(45,500)
Investor Relations & Share Registry expenses		(320,363)	(214,997)
Other		(815,902)	(765,517)
		(1,336,504)	(1,181,419)

NOTE 5 INCOME TAX

(a) Reconciliation of income tax expense to prima facie tax payable

Net Loss before income tax expense	(13,406,939)	(11,293,869)
Prima facie tax calculated at 30% (2006: 30%)	(4,022,082)	(3,388,161)
Tax effect of amounts which are not deductible:		
- Entertainment	3,273	713
- Share-based payments	178,017	84,715
Effect of tax concession for Research and Development	(1,191,350)	(719,059)
	(5,032,142)	(4,021,792)
Current year tax losses not brought to account	5,004,590	4,001,880
Current year temporary differences not brought to account	27,552	19,912
Income tax expense	-	-

(b) Deferred tax assets not brought to account

Unused tax losses for which no deferred tax asset has been recognised	82,140,756	64,306,416
Deductible temporary differences - no deferred tax asset has been recognised	1,804,882	1,634,336
Prior year under/over accrual	-	884,124
	83,945,638	66,824,876
Potential tax benefit at 30%	25,183,692	20,047,463

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2007

NOTE 5 INCOME TAX (continued)

This benefit of the tax losses will only be realised if:

(i) the Company derives future assessable income of a nature and amount sufficient to enable the benefit of the taxation deductions to be realised;

(ii) the Company continues to comply with the conditions for deductibility imposed by law; and

(iii) there are no changes in taxation legislation adversely affecting the Company in realising the benefit.

NOTE 6 EARNINGS PER SHARE (EPS)

Basic EPS amounts are calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS amounts are calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Basic EPS:

- 30 June 2007	(4.57) cents per share
- 30 June 2006	(4.32) cents per share

Diluted EPS:

- 30 June 2007	(4.57) cents per share
- 30 June 2006	(4.32) cents per share

	30 June 2007	30 June 2006
The following reflects the income and share data used in the calculation of basic and diluted EPS:		
Net loss used in calculating basic and diluted EPS	($13,406,939)	($11,293,869)
Weighted average number of ordinary shares on issue used in the calculation of basic EPS	293,141,502	261,299,794
Effect of dilutive securities:		
Share options	-	-
Performance rights	1,644,340	459,334
Potential ordinary shares that are not dilutive and are excluded from the calculation of diluted EPS	8,250,888	11,933,628

As the Company has incurred a net loss for the years ending 30 June 2007 and 30 June 2006, potential ordinary shares, being options and performance rights to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted EPS calculation.

Any further transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements are detailed in the table contained in Note 15.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2007

NOTE 7 CASH AND CASH EQUIVALENTS

Reconciliation of Cash at the end of the year

	30 June 2007 $	30 June 2006 $
Cash at bank and in hand (i)	629,943	254,295
Short-term deposits (ii)	19,950,000	23,050,000
	20,579,943	23,304,295

(i) Cash at bank earns interest at floating rates based on daily bank deposit rates.
(ii) Short-term deposits mature within 27 and 91 days and have interest rates between 5.7% and 6.5% (2006: short-term deposit rates between 5.0% and 6.0%).

For the purposes of the Cash Flow Statement, cash and cash equivalents comprises cash at bank and investments in short-term deposits as listed above. The Company has no borrowings.

Reconciliation of Net Loss after Income Tax to Net Cash Flow from Operating Activities

	30 June 2007 $	30 June 2006 $
Net Loss attributable to members	(13,406,939)	(11,293,869)
Adjustments for non-cash items:		
Depreciation	298,358	286,317
Share-based payment expense	593,390	282,384
Change in assets and liabilities during the financial year:		
(Increase)/decrease in interest receivable	19,986	(20,353)
(Increase)/decrease in prepayments	(56,342)	30,262
(Increase)/decrease in other assets	81,646	(173,277)
Increase/(decrease) in payables	(998,134)	735,631
Increase/(decrease) in employee provisions	43,466	43,761
Net cash outflows from operating activities	(13,424,569)	(10,109,144)

Disclosure of financing activities

The net proceeds from issue of shares and consideration paid on issue and exercise of employee options was $10,836,967:

	No. of shares Issued	$
Private Placement of ordinary shares to institutional and professional investors	14,583,333	10,500,000
Options converting to ordinary shares (MBPAW)	1,281,581	704,869
Performance Rights converting to ordinary shares (MBPAA)	99,064	-
Performance Rights converting to ordinary shares (MBPA)	166,680	-
Total shares issued during the year/Total Proceeds	16,130,658	11,204,869
Capital raising costs recognised as a reduction to equity	-	(367,902)
Shares issued/Net cash inflows from financing activities	16,130,658	10,836,967

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2007

NOTE 8 RECEIVABLES (CURRENT)

	30 June 2007 $	30 June 2006 $
Interest receivable	75,234	95,220
GST recoverable	165,211	246,857
	240,445	342,077

NOTE 9 OTHER CURRENT ASSETS

Security deposits	12,141	12,141

NOTE 10 AVAILABLE-FOR-SALE FINANCIAL ASSETS

At beginning of year	487,500	500,000
Adjustment on adoption of AASB139 on 1 July 2005	-	62,500
Net unrealised gain/(loss)	-	(75,000)
Balance at end of year	487,500	487,500

The sum of $500,000 was paid in December 2004 by way of subscription monies for 1,250,000 shares at $0.40 per share in the initial public offering of Neuren Pharmaceuticals Limited (ASX Code: NEU) which were subsequently issued on 28 January 2005.

Available-for-sale investments consist of investments in ordinary shares and therefore have no fixed maturity date.

NOTE 11 PLANT AND EQUIPMENT

	30 June 2007 $	30 June 2006 $
Office Equipment		
(i) Cost		
Opening balance	335,259	285,813
Additions	71,531	49,446
Disposals	(7,415)	-
Closing balance	399,375	335,259
(ii) Accumulated Depreciation		
Opening balance	(205,965)	(150,152)
Depreciation for the year	(56,047)	(55,813)
Closing balance	(262,012)	(205,965)
Net Book Value – Office Equipment	137,363	129,294
Laboratory Plant & Equipment		
(i) Cost		
Opening balance	1,232,363	1,111,031
Additions	66,904	121,332
Closing balance	1,299,267	1,232,363
(ii) Accumulated Depreciation		
Opening balance	(648,201)	(417,697)
Depreciation for the year	(236,581)	(230,504)
Closing balance	(884,782)	(648,201)
Net Book Value – Laboratory Plant and Equipment	414,485	584,162
Net Book Value – Plant and Equipment	551,848	713,456

A review of the carrying values of plant and equipment for impairment determined that there is no indication that the carrying values may not be recoverable.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2007

NOTE 12 SHARE-BASED PAYMENTS

A. EMPLOYEE SHARE-BASED PAYMENT PLANS

The Company currently provides benefits to employees (including Executive Directors) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions). There are currently two plans in place to provide these benefits:

(i) the Metabolic Employee Share Option Plan; and
(ii) the Metabolic Performance Rights Plan.

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date').

The expense recognised in the Income Statement in relation to share-based payments is disclosed in note 4(d).

(i) EMPLOYEE SHARE OPTION PLAN

In February 2000, the Company established the Metabolic Employee Share Option Plan where the Company may, at the discretion of management, grant options over the ordinary shares of Metabolic Pharmaceuticals Limited to Directors, Executives and members of staff of the Company. The options, issued for nominal consideration, are granted in accordance with performance guidelines established by the Directors of Metabolic Pharmaceuticals Limited, although the management of Metabolic Pharmaceuticals Limited retains the final discretion on the issue of the options. The options are issued for varying terms ranging from 54 to 59 months and are exercisable on vesting dates between the date of grant and expiry date.

Options issued pursuant to the Metabolic Employee Share Option Plan will not be listed on ASX Limited (ASX). Application will be made to list the shares issued on the exercise of the options on the ASX and such shares will rank equally with other ordinary shares of the Company.

The fair value of the options issued under the Metabolic Employee Share Option Plan is determined by using a binomial approximation model. This model takes into account, as at grant date, the exercise price and expected life of the option, the vesting criteria, the current price of the underlying share and its expected volatility, expected dividends and the risk-free interest rate for the expected life of the option. These options, issued pursuant to the Metabolic Employee Share Option Plan, have an expiry date between 54 and 59 months from grant, generally with staggered vesting terms based on anniversary periods. The option-pricing model values each of these vesting portions separately.

The following table lists the inputs to the model for options granted:

	Date Options Granted					
	1 Feb 2006	**1 Nov 2005**	**23 Dec 2003**	**22 Nov 2002**	**14 Dec 2001**	**11 Dec 2000**
Binomial Option Pricing Model Variables						
Exercise price	$1.50	$1.00	$1.00	$0.90	$0.90	$0.80
Risk-free interest rate	5.30%	5.39%	5.56%	5.22%	5.33%	5.40%
Volatility	56.40%	56.52%	35.00%	35.00%	35.00%	35.00%
Expiry date	1 Jan 2011	1 Oct 2010	23 Nov 2008	22 Oct 2007	14 Nov 2006	11 Nov 2005
Dividend yield	-	-	-	-	-	-
Average fair value per option (cents)	10.95	21.30	26.00	16.00	18.00	7.80

<u>Options granted during the year ended 30 June 2007</u>

There were no options granted during the current year.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2007

NOTE 12 SHARE-BASED PAYMENTS (continued)

Information with respect to the number of options granted under the Metabolic Employee Share Option Plan is as follows:

(a) Employee Options over Ordinary Shares (No. of Options) at 30 June 2007

Date of Issue ASX Code (unlisted options)		1/02/06 MBPAQ	1/11/05 MBPAQ	23/12/03 MBPAQ	17/01/03 MBPAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	Total
On issue at beginning of the year		1,000,000	500,000	479,900	150,000	150,000	249,900	2,529,800
Issued during the year		-	-	-	-	-	-	-
Exercised during the year		-	-	-	-	-	-	-
Cancelled/Forfeited during the period		-	-	-	-	-	(249,900)	(249,900)
On issue at balance date		1,000,000	500,000	479,900	150,000	150,000	-	2,279,900
Issued subsequent to balance date		-	-	-	-	-	-	-
Exercised subsequent to Balance date		-	-	-	-	-	-	-
Cancelled subsequent to balance date		-	-	-	-	-	-	-
On issue at date of Directors' Report		1,000,000	500,000	479,900	150,000	150,000	-	2,279,900
Current number of recipients		1	1	5	2	1	1	
Exercise price		$1.50	$1.00	$1.00	90¢	90¢	90¢	
Exercise period: From		01/02/06	01/11/05	23/12/04	17/01/04	22/11/03	14/12/02	
To		01/01/11	01/10/10	23/11/08	17/12/07	22/10/07	14/11/06	
Expiration date		01/01/11	01/10/10	23/11/08	17/12/07	22/10/07	14/11/06	
The following proportions vest from the dates shown:	35%	01/02/06						
	35%	01/02/07						
	30%	01/02/08						
	20%			23/12/04	17/01/04	22/11/03	14/12/02	
	20%			23/12/05	17/01/05	22/11/04	14/12/03	
	30%			23/12/06	17/01/06	22/11/05	14/12/04	
	30%			23/12/07	17/01/07	22/11/06	14/12/05	
	100%		01/11/05					

(b) Information relating to Options exercised by employees during the year ended 30 June 2007

There were no options exercised by employees of the Company during the year ended 30 June 2007.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2007

NOTE 12 SHARE-BASED PAYMENTS (continued)

(c) Employee Options over Ordinary Shares (No. of Options) at 30 June 2006

Date of Issue ASX Code (unlisted options)	1/02/06 MBPAQ	1/11/05 MBPAQ	23/12/03 MBPAQ	23/7/03 MBPAS	17/01/03 MBPAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	25/05/01 MBPAQ	11/12/00 MBPAQ	Total
On issue at beginning of the year	-	-	579,900	1,130,769	264,000	150,000	249,900	80,000	250,000	2,704,569
Issued during the year	1,000,000	500,000	-	-	-	-	-	-	-	1,500,000
Exercised during the year (d)	-	-	-	(484,615)	-	-	-	-	-	(484,615)
Cancelled/Forfeited during the period	-	-	(100,000)	(646,154)	(114,000)	-	-	(80,000)	(250,000)	(1,190,154)
On issue at balance date	1,000,000	500,000	479,900	-	150,000	150,000	249,900	-	-	2,529,800
Issued subsequent to balance date	-	-	-	-	-	-	-	-	-	-
Exercised subsequent to balance date	-	-	-	-	-	-	-	-	-	-
Cancelled subsequent to balance date	-	-	-	-	-	-	-	-	-	-
On issue at date of Directors' Report	1,000,000	500,000	479,900	-	150,000	150,000	249,900	-	-	2,529,800
Current number of recipients	1	1	5	-	2	2	1	-	-	
Exercise price	$1.50	$1.00	$1.00	55¢	90¢	90¢	90¢	80¢	80¢	
Exercise period: From	01/02/06	01/11/05	23/12/04	23/07/03	17/01/04	22/11/03	14/12/02	25/05/02	11/12/01	
To	01/01/11	01/10/10	23/11/08	31/07/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	
Expiration date	01/01/11	01/10/10	23/11/08	31/07/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	
The following proportions vest from the dates shown: 35%	01/02/06									
35%	01/02/07									
30%	01/02/08									
20%			23/12/04		17/01/04	22/11/03	14/12/02	25/05/02	11/12/01	
20%			23/12/05		17/01/05	22/11/04	14/12/03	25/05/03	11/12/02	
30%			23/12/06		17/01/06	22/11/05	14/12/04	25/05/04	11/12/03	
30%			23/12/07		17/01/07	22/11/06	14/12/05	25/05/05	11/12/04	
100%		01/11/05		23/07/03						

(d) Information relating to Options exercised by employees during the year ended 30 June 2006

		1/02/06 MBPAQ	1/11/05 MBPAQ	23/12/03 MBPAQ	23/7/03 MBPAS	17/01/03 MBPAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	25/05/01 MBPAQ	11/12/00 MBPAQ
Number of shares issued										
Issue date:	31/07/05	-	-	-	484,615	-	-	-	-	-
Exercise Price paid by Employees										
Issue date:	31/07/05	-	-	-	$266,538	-	-	-	-	-
Value of shares issued										
Issue date:	31/07/05	-	-	-	$324,692	-	-	-	-	-

The value of shares issued during the reporting period is estimated to be the market price of shares of Metabolic Pharmaceuticals Limited on ASX Limited as at close of trading on the respective issue dates.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2007

NOTE 12 SHARE-BASED PAYMENTS (continued)

(ii) EMPLOYEE PERFORMANCE RIGHTS PLAN

In September 2005, the Board of Metabolic established the terms and conditions of a long-term incentive scheme for employees, in the form of the Metabolic Performance Rights Plan ("Plan"). The purpose of the Plan is to provide employees with the opportunity to participate in the success of the Company and to provide them with further incentive to ensure wealth is created in the Company for the benefit of all shareholders.

Under the Plan, an invited eligible employee is offered rights to acquire shares in the Company. There is no exercise price to be paid to acquire a share upon exercise of a performance right. Performance rights will be exercisable on a specified future date, subject to meeting performance and service conditions.

Performance rights will not be listed on ASX Limited (ASX). Application will be made to list Metabolic's shares issued on the exercise of the performance rights on the ASX and such shares will rank equally with other ordinary shares of the Company.

Performance rights are subject to the following performance conditions:

- One-third of the performance rights granted are subject to share price performance and continued service.
- One-third of the performance rights granted are subject to corporate goals and continued service.
- One-third of the performance rights granted are subject to continued service alone.

The fair value of performance rights issued under the Plan is determined by using a Barrier "Up and Call" Option Pricing Model or the market share price on the date of grant for those performance rights subject to a market condition and a Black-Scholes/Merton or Bionomial Distribution Option Pricing Model for those performance rights with non-market performance conditions.

The assumptions used to obtain a fair value for performance rights are listed in the following table:

	Date Performance Rights Granted	
	17 Nov 2006	**20 Dec 2005**
Option Pricing Model Variables		
Exercise price	Nil	Nil
Risk-free interest rate	5.94%	5.73%
Share Price at date of grant	$0.705	$0.46
Volatility/Standard Deviation	59.97%	56.40%
Expiry date	1 Sep 2011	1 Sep 2010
Dividend yield	-	-
Average fair value per performance right	$0.70	$0.40

Performance Rights granted during the year ended 30 June 2007

During the current year the Company issued 1,527,096 performance rights, granted on 17 November 2006, using the assumptions shown in the table above. The expected volatility was determined using the Company's share price volatility for the 12 months prior to the grant date.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2007

NOTE 12 SHARE-BASED PAYMENTS (continued)

(a) Employee Performance Rights over Ordinary Shares (No. of Performance Rights) at 30 June 2007

Date of Issue ASX Code (unlisted options)		17/11/06 MBPAB	20/12/05 MBPAA	TOTAL
On issue at beginning of the year		-	873,213	873,213
Issued during the year		1,527,096	-	1,527,096
Exercised during the year (b)		(166,680)	(99,064)	(265,744)
Expired unexercised		-	-	-
Forfeited /Cancelled		(138,060)	(153,221)	(291,281)
On issue at balance date		1,222,356	620,928	1,843,284
Issued subsequent to balance date		-	-	-
Exercised subsequent to balance date		-	-	-
Cancelled subsequent to balance date		-	-	-
On issue at date of the Directors' Report		1,222,356	620,928	1,843,284
Current number of recipients		20	18	
Exercise price		$0.00	$0.00	
Exercise period: From		01/09/07	01/09/06	
To		01/09/11	01/09/10	
Expiration date		01/09/11	01/09/10	
Vesting Proportions:	25%	01/09/07	01/09/06	
	25%	01/09/08	01/09/07	
	25%	01/09/09	01/09/08	
	25%	01/09/10	01/09/09	

(b) Information relating to Performance Rights exercised by employees during the year ended 30 June 2007

		17/11/06 MBPAB	20/12/05 MBPAA
Number of shares issued			
Issue date:	13/12/06		48,729
	26/01/07		3,918
	10/04/07	166,680	45,046
	24/05/07		1,371
Value of shares issued			
Issue date:	13/12/06		$36,790
	26/01/07		$ 4,114
	10/04/07	$21,668	$ 5,856
	24/05/07		$ 206

The value of shares issued during the reporting period is estimated to be the market price of shares of Metabolic Pharmaceuticals Limited on ASX Limited as at close of trading on the respective issue dates.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2007

NOTE 12 SHARE-BASED PAYMENTS (continued)

(c) Employee Performance Rights over Ordinary Shares (No. of Performance Rights) at 30 June 2006

Date of Issue **ASX Code (unlisted options)**		**20/12/05** **MBPAA**
On issue at beginning of the year		-
Issued during the year		873,213
Exercised during the year		-
Expired unexercised		-
Forfeited /Cancelled		-
On issue at balance date		873,213
Issued subsequent to balance date		-
Exercised subsequent to balance date		-
Cancelled subsequent to balance date		-
On issue at date of the Directors' Report		873,213
Current number of recipients		21
Exercise price		$0.00
Exercise period: From		01/09/06
To		01/09/10
Expiration date		01/09/10
Vesting Proportions:	25%	01/09/06
	25%	01/09/07
	25%	01/09/08
	25%	01/09/09

(d) Information relating to Performance Rights exercised by employees during the year ended 30 June 2006

There were no Performance rights exercised by employees of the Company during the year ended 30 June 2006.

B. EXPENSES ARISING FROM SHARE-BASED PAYMENT TRANSACTIONS

	30 June 2007 $	**30 June 2006 $**
Options issued under Employee Option Plan	(60,568)	(184,646)
Performance Rights issued under Performance Rights Plan	(532,822)	(97,738)
	(593,390)	(282,384)

NOTE 13 TRADE AND OTHER PAYABLES (CURRENT)

Trade Payables (i)	949,727	1,947,861

(i) Trade payables are non-interest bearing and are normally settled on 30-day terms.

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2007

NOTE 14 PROVISIONS (CURRENT & NON-CURRENT)

	30 June 2007 $	30 June 2006 $
(a) Current – Annual leave		
Annual leave at beginning of year	141,775	157,546
Increase/(Decrease) in provision during the year	7,802	(15,771)
Annual leave at end of year	149,577	141,775
(b) Current – Long service leave		
Long service leave at beginning of year	59,257	-
Additional provision during the year	14,439	59,257
Long service leave at end of year	73,696	59,257
	223,273	201,032
(c) Non-Current – Long service leave		
Long service leave at beginning of year	34,994	34,719
Additional provision during the year	21,225	275
Long service leave at end of year	56,219	34,994

The number of full-time equivalents employed at 30 June 2007 was 17 (2006: 24).

NOTE 15 CONTRIBUTED EQUITY AND RESERVES

(a) Movement in contributed equity for the year

Contributed equity at beginning of year	78,244,479	61,777,978
Proceeds from shares issued during the year (note 7)	11,204,869	17,253,726
Capital raising costs recognised in equity	(367,902)	(787,225)
Contributed equity at end of year	89,081,446	78,244,479
	Number of Shares	
On issue at start of year	284,565,483	247,297,153
Shares issued during the year	14,583,333	36,783,715
Options converting to ordinary shares	1,281,581	484,615
Performance Rights converting to ordinary shares	265,744	-
On issue at end of year	300,696,141	284,565,483

Terms and conditions of contributed equity

Ordinary Shares attract the right to receive notice of and attend and vote at all general meetings of the Company, to receive dividends as declared and, in the event of winding up the Company, to participate equally in the distribution of the assets (both capital and surplus), subject to any amounts unpaid on shares. Each Ordinary Share entitles the holder to one vote, either in person or by proxy, at a meeting of the Company.

Securities issued or granted during the year ended 30 June 2007:

Ordinary Fully Paid Shares:

- On 15 December 2006, 14,583,333 shares were issued at $0.72 per share pursuant to a Private Placement to existing institutional shareholders and sophisticated investors in Australia.
- Between 13 December 2006 and 24 May 2007, 99,064 shares were issued on the exercise of unquoted employee performance rights (ASX Code: MBPAA).
- On 10 April 2007, 166,680 shares were issued on the exercise of unquoted employee performance rights (ASX Code: MBPAB).
- Between 30 November 2006 and 11 January 2007, 1,281,581 shares were issued at $0.55 per share on the exercise of unquoted options (ASX Code: MBPAW).

Performance Rights:

- On 17 November 2006, 1,527,096 Performance Rights were issued to employees pursuant to the Metabolic Performance Rights Plan. These rights have an expiry date of 1 September 2011 (ASX Code: MBPAB).

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2007

NOTE 15 CONTRIBUTED EQUITY AND RESERVES (continued)

Options and Performance Rights over Ordinary Shares

Date of Issue ASX Code (unquoted)		17/11/06 MBPAB (Rights)	20/12/05 MBPAA (Rights)	24/03/06 MBPAW	24/03/06 MBPAY	1/02/06 MBPAQ	1/11/05 MBPAQ	01/03/04 MBPAU	23/12/03 MBPAQ	17/01/03 MBPAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	Total
On issue at beginning of the year		-	873,213	6,410,976	1,578,750	1,000,000	500,000	183,333	479,900	150,000	150,000	249,900	11,576,072
Issued during the year		1,527,096	-	-	-	-	-	-	-	-	-	-	1,527,096
Exercised during the year		(166,680)	(99,064)	(1,281,581)	-	-	-	-				-	(1,547,325)
Expired unexercised		-	-	-	-	-	-	-	-	-	-	(249,900)	(249,900)
Forfeited Options/Cancelled Rights		(138,060)	(153,221)	(5,129,395)	-	-	-	-	-	-	-	-	(5,420,676)
On issue at balance date		1,222,356	620,928	-	1,578,750	1,000,000	500,000	183,333	479,900	150,000	150,000	-	5,885,267
Issued subsequent to balance date		-	-	-	-	-	-	-	-	-	-	-	-
Exercised subsequent to balance date		-	-	-	-	-	-	-	-	-	-	-	-
Cancelled subsequent to balance date		-	-	-	-	-	-	-	-	-	-	-	-
On issue at date of Directors' Report		1,222,356	620,928	-	1,578,750	1,000,000	500,000	183,333	479,900	150,000	150,000	-	5,885,267
Current number of recipients		20	18	-	2	1	1	4	5	2	1	1	
Exercise price		$0.00	$0.00	$0.55	$0.90	$1.50	$1.00	$1.25	$1.00	90¢	90¢	90¢	
Exercise period: From		01/09/07	01/09/06	24/03/06	24/03/06	01/02/06	01/11/05	01/03/04	23/12/04	17/01/04	22/11/03	14/12/02	
To		01/09/11	01/09/10	24/06/07	24/09/07	01/01/11	01/10/10	01/03/09	23/11/08	17/12/07	22/10/07	14/11/06	
Expiration date		01/09/11	01/09/10	24/06/07	24/09/07	01/01/11	01/10/10	01/03/09	23/11/08	17/12/07	22/10/07	14/11/06	
The following proportions vest from the dates shown:	20%								23/12/04	17/01/04	22/11/03	14/12/02	
	20%								23/12/05	17/01/05	22/11/04	14/12/03	
	25%	01/09/07	01/09/06										
	25%	01/09/08	01/09/07										
	25%	01/09/09	01/09/08										
	25%	01/09/10	01/09/09										
	35%					01/02/06							
	35%					01/02/07							
	30%					01/02/08			23/12/06	17/01/06	22/11/05	14/12/04	
	30%								23/12/07	17/01/07	22/11/06	14/12/05	
	100%			24/03/06	24/03/06		01/11/05	01/03/04					

Notes to the Financial Statements (continued)

FOR THE YEAR ENDED 30 JUNE 2007

NOTE 15 CONTRIBUTED EQUITY AND RESERVES (continued)

	30 June 2007 $	30 June 2006 $
(b) Options/Performance Rights reserve		
Balance at beginning of period	872,073	549,331
Share-based payments	593,390	322,740
Consideration paid on grant of employee options	-	2
Balance at end of period (i)	1,465,463	872,073

(i) Represents the nominal consideration paid for subscriber or employee options and the fair value of options and performance rights.

(c) Accumulated Losses		
Accumulated losses at the beginning of the financial year	(56,339,438)	(45,045,569)
Net loss attributable to members	(13,406,939)	(11,293,869)
Retained profits/(losses) at the end of the financial year	(69,746,377)	(56,339,438)

NOTE 16 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company's principal financial instruments are cash and short-term deposits. The Company has other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

Details of the significant accounting policies and methods adopted in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2.

Credit risk

There are no significant concentrations of credit risk within the Company.

The Company trades only with recognised, creditworthy third parties.

NOTE 17 FINANCIAL INSTRUMENTS

Fair values

The carrying amounts of cash assets (current), receivables (current) and payables approximate their fair values.

Market values have been used to determine the fair value of listed available-for-sale financial assets.

NOTE 18 COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments – Company as lessee

The Company has entered into commercial office leases. These leases have a lease term of one to three years. On renewal, the terms of the lease are renegotiated.

Future minimum rentals payable under non-cancellable operating leases are as follows:

	30 June 2007 $	30 June 2006 $
Not later than one year	129,326	165,282
Later than one year and not later than five years	21,608	97,815
Later than five years	-	-
	150,934	263,097

NOTE 18 COMMITMENTS AND CONTINGENCIES (continued)

(b) Other expenditure commitments

Commitments contracted for at resporting date but not recognised as liabilities are as follows:

	30 June 2007 $	30 June 2006 $
Not later than one year	1,145,923	1,619,562
Later than one year and not later than five years	-	153,572
Later than five years	-	-
	1,145,923	1,773,134

Contingencies

The Directors were not aware of any contingent liabilities or contingent assets as at 30 June 2007.
There has been no change since that date.

NOTE 19 RELATED PARTY DISCLOSURES

Other than as disclosed in the Key Management Personnel disclosures section of the financial statements (Note 22) and the Remuneration Report section of the Directors' Report, there were no transactions with related parties during the period under review.

NOTE 20 EVENTS AFTER THE BALANCE SHEET DATE

As set out in the Review of Operations section of the Directors' Report, subsequent to the Balance Sheet date, the Company announced:

- 6 July 2007 – Dr Evert Vos, a non-executive Director of the Company resigned.
- 14 August 2007 - the development of its neuropathic pain drug, ACV1, has been discontinued. As a result of the discontinuance of the ACV1 neuropathic pain project significant staffing changes have been made to reflect the changed activities of the Company. The company now has approximately 11 full-time equivalent staff including the laboratory. This event subsequent to the balance sheet date does not affect any figures contained in the Financial Report.
- 28 August 2007 – Dr Arthur Emmett, a non-executive Director of the Company resigned.

Other than as set out above, there has been no event that has significantly or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in the subsequent financial period.

NOTE 21 AUDITORS' REMUNERATION

The auditor of Metabolic Pharmaceuticals Limited is Ernst & Young.

Amounts received or due and receivable by Ernst & Young for:

	30 June 2007 $	30 June 2006 $
An audit or review of the financial reports of the entity:		
- half and full-year audits	35,900	33,000
Other services in relation to the entity:		
- preparation of tax return and related services	8,060	2,000
- AIFRS Impact Assessment Report and AIFRS advice	5,000	8,000
- ACV1 Grant Audit	-	2,500
Total for entity auditors	48,960	45,500

The Directors are satisfied that the provision of non-audit services during the current period is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

ERNST & YOUNG

■ Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 8650 7777

Independent auditor's report to the members of Metabolic Pharmaceuticals Limited

We have audited the accompanying financial report of Metabolic Pharmaceuticals Limited (the company), which comprises the income statement, balance sheet, statement of changes in equity, cash flow statement, a summary of significant accounting policies, other explanatory notes and the directors' declaration for the year ended 30 June 2007.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" on pages 36 to 48 of the directors' report, as permitted by Corporations Regulation 2M.6.04.

Directors' Responsibility for the Financial Report
The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's Responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures.*

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ERNST & YOUNG

Independence
In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. The Auditor's Independence Declaration would have been expressed in the same terms if it had been given to the directors at the date this auditor's report was signed. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor's Opinion
In our opinion:

1. the financial report of Metabolic Pharmaceuticals Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

   (i) giving a true and fair view of the financial position of Metabolic Pharmaceuticals Limited at 30 June 2007 and of its performance for the year ended on that date; and

   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations); and

(b) other mandatory financial reporting requirements in Australia.

2. the financial report also complies with International Financial Reporting Standards as disclosed in Note 2.

3. the remuneration disclosures that are contained on pages 36 to 48 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young

Ernst & Young

Lonergan

Joanne Lonergan
Partner
Melbourne
29 August 2007

OTHER INFORMATION

	2007	2006
NTA backing		
Net tangible asset backing per ordinary security	$0.07	$0.08

Status of audit of accounts

This Appendix 4E is based on accounts which have been audited. The audit report is included with the financial report which forms part of this Appendix 4E.

Annual General Meeting

The annual general meeting will be held as follows:

Place:	Computershare Conference Centre, Yarra Falls 452 Johnston Street, Abbotsford, Victoria, 3067
Date:	Friday, 2 November 2007
Time:	10.00 am
Approximate date the annual report will be available:	2 October, 2007

END